DD
1/23

AB
1/23



S ... MMISSION

12063095

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65401

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/1/11 (MM/DD/YY) AND ENDING 10/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RBC Capital Markets Arbitrage S.A

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte + Touche LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC 28 2012
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD
1/24

AFFIRMATION

I, Peter T. Justini, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to RBC Capital Markets Arbitrage S.A. & Subsidiary as of and for the year ended October 31, 2012, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature Date

Peter T. Justini
Chief Financial Officer



Notary Public

EDWIN BALDWIN
Notary Public, State of New York
Reg. # 01BA4953323
Qualified In Nassau County
Commission Expires 11/18/13

RBC CAPITAL MARKETS ARBITRAGE S.A. & SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of the Royal Bank of Canada)
(SEC I.D. No. 8-65401)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2012
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) as a Public Document.

RBC CAPITAL MARKETS ARBITRAGE S.A. & SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of The Royal Bank of Canada)

TABLE OF CONTENTS



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281
USA

Tel: 212-436-2000
Fax: 212-436-5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
RBC Capital Markets Arbitrage S.A. & Subsidiary
New York, New York

We have audited the accompanying consolidated statement of financial condition of RBC Capital Markets Arbitrage S.A. & Subsidiary (the "Company") as of October 31, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the financial position of RBC Capital Markets Arbitrage S.A. & Subsidiary at October 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

December 26, 2012

RBC CAPITAL MARKETS ARBITRAGE S.A. & SUBSIDIARY
(An Indirect Wholly Owned Subsidiary of the Royal Bank of Canada)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2012
(In thousands, except share and per-share information)

ASSETS

CASH	$ 18
SECURITIES OWNED — At fair value (includes securities pledged of $3,822,695)	8,030,149
OTC DERIVATIVES RECEIVABLE	10,102
RECEIVABLE FROM NON-AFFILIATE BROKER-DEALERS — NET	87,255
OTHER ASSETS	35,177
TOTAL	$8,162,701

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Bank loan	$2,881,967
Securities sold, but not yet purchased — at fair value	736,201
OTC derivatives payable	4,069
Payable to affiliate broker-dealer — net	1,586,812
Accounts payable and accrued liabilities	48,506
Total liabilities	5,257,555
LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS	850,000
STOCKHOLDERS' EQUITY:	
Common stock, $1,000 par value — 150,000 shares authorized, issued, and outstanding	150,000
Retained earnings	1,905,146
Total stockholders' equity	2,055,146
TOTAL	$8,162,701

See notes to consolidated statement of financial condition.

1. ORGANIZATION

RBC Capital Markets Arbitrage S.A. (the "Company") was incorporated on October 26, 2001, as a "Societe Anonyme" under the laws of the Grand Duchy of Luxembourg. The Company is an indirect wholly owned subsidiary of the Royal Bank of Canada (the "Bank"), a foreign corporation.

The Company is a fully disclosed broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company clears the majority of its securities transactions through an affiliate, RBC Capital Markets LLC (RBC CM LLC or the "Clearing Broker").

The Company is engaged in a single line of business, which is to trade for its own account in securities and commodities (including but not limited to futures contracts and options thereon). In November of 2011, the Company became an exchange-traded fund market maker on the NYSE Arca. The Company does not conduct any customer business.

The consolidated statement of financial condition includes the accounts of RBCCM Holdco Corp, a wholly owned subsidiary, which has a $10 investment in a nonvoting preferred membership interest in RBC CM LLC. The Company does not receive any flow-through capital benefit from the consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes (including valuation of certain securities owned and securities sold, but not yet purchased and compensation accruals). Management believes that the estimates utilized in preparing the consolidated statement of financial condition are reasonable. Actual results could differ from these estimates.

Proprietary securities transactions in regular-way trades are recorded on the trade date as if they had settled.

Securities owned and securities sold, but not yet purchased are valued at fair value. Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the consolidated statement of financial condition in Receivable from non-affiliate broker-dealers—net for clearings with third parties and in Payable to affiliate broker-dealer—net for clearing with RBC CM LLC.

Derivatives are shown net by counterparty. For each counterparty, there is a master netting agreement.

Recent Accounting Pronouncements ----

ASC 820, Fair Value Measurements and Disclosures. In May 2011, the FASB issued ASU No. 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs*. The amendments to ASC 820 include guidance on the application of the highest and best use and valuation premise concepts (including an exception to the valuation premise for certain risks managed on a portfolio basis), the valuation of equity instruments, and the use of premiums and discounts representing adjustments for the size of an entity's holding of an asset or liability (specifically, blockage factors are not permitted). The amendments also include expanded disclosures, including disclosures around fair value measurements categorized within Level 3 of the fair value hierarchy, and disclosures when the entity's use of a nonfinancial asset differs from the highest and best use of that asset. The amendments in ASU No. 2011-04 are to be applied prospectively. The guidance will be effective for the Company's year ending October 31, 2013. The Company is currently assessing the impact of adopting this update on the Company's consolidated financial statements.

ASC 210, Balance Sheet. In November 2011, the FASB issued amended guidance under ASC 210 in ASU No. 2011-11, *Disclosures about Offsetting Assets and Liabilities*. ASU No. 2011-11 amends ASC 210 to require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. Entities will be required to disclose gross and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The guidance will be applicable for the Company in the fiscal year beginning November 1, 2013. The Company does not believe that adoption of this ASU will have a significant impact on Company's consolidated financial statements.

3. RELATED-PARTY TRANSACTIONS

The Company's business affairs are managed under an agency agreement with RBC CM LLC. Under the agency agreement, RBC CM LLC acts as computation agent, accounting resource, risk manager, and executive, operational, and legal representative for the Company. Commissions, execution fees, and management fees (which include certain compensation costs) incurred by the Company were paid to RBC CM LLC.

The Company has net payables to affiliates representing unsettled security transactions and other borrowings with RBC CM LLC, which are recorded on the consolidated statement of financial condition in Payable to affiliate broker-dealer – net. The average monthly balance for these payables was:

November 2011	$ 83,157
December 2011	129,681
January 2012	252,445
February 2012	238,759
March 2012	183,692
April 2012	404,445
May 2012	19,885
June 2012	413,986
July 2012	549,094
August 2012	1,120,949
September 2012	1,492,009
October 2012	2,039,557

4. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

Securities owned and securities sold, but not yet purchased at October 31, 2012, consisted principally of trading securities and exchange-traded derivative contracts at fair value as follows:

	Owned	Sold, But Not Yet Purchased
Exempted securities:		
U.S. government	$ 57,205	$ 60,001
U.S. government agencies	2,627,930	
Debt securities:		
Corporate bonds	104,716	130,492
Collateralized mortgage and asset backed	150,178	
Other securities:		
Listed equities	5,075,852	517,969
Listed interest rate futures options	5,003	1,275
Listed equity options	9,265	26,464
Total	$8,030,149	$736,201

The Company pledges its securities owned to collateralize bank loans with an affiliate and required margin with RBC CM LLC. The fair value of the securities owned by the Company that have been pledged to affiliates where those parties have the right to sell or repledge was $3,057,180. The Clearing Broker further pledged $765,515 of the Company's securities as collateral under its securities lending and repurchase agreement activity, which can be sold or repledged by the secured party.

5. OTC DERIVATIVES RECEIVABLE/PAYABLE

Over-the-counter derivatives receivable/payable at October 31, 2012, consisted of premium and fair value adjustments on swaps and forward contracts as follows:

	Fair Value and Gross Notional Amounts			
	Receivable	Notional	Payable	Notional
Interest rate swaps	$ 4,659	$ 1,090,000	$ 22,242	$ 1,225,000
Foreign exchange contracts	4,293	1,065,000	5,644	1,123,000
Credit default swaps	2,260	50,000	1,650	85,000
Cash Collateral Netting	(1,110)	n/a	(25,467)	n/a
Total	$ 10,102	$ 2,205,000	$ 4,069	$ 2,433,000

6. BANK LOANS

On October 31, 2012, the Company maintained a $15,000,000 secured line of credit (the "Secured Credit Facility") with the Bank. Under this agreement, this loan is callable at the discretion of the Bank and the Company does not pay interest. The outstanding loan at October 31, 2012, was $2,881,967, collateralized with firm-owned securities of $3,057,180. The average daily balance for this loan was:

November 2011	$2,007,754
December 2011	2,409,433
January 2012	2,440,198
February 2012	2,527,341
March 2012	3,148,286
April 2012	3,560,423
May 2012	2,697,997
June 2012	1,716,486
July 2012	1,940,866
August 2012	1,817,743
September 2012	2,694,637
October 2012	3,817,762

7. TAXATION

Income Taxes — The Company is a fully taxable Luxembourg resident corporation and is subject in Luxembourg to corporate income tax, municipal business tax, and net worth tax. The Company has accrued a provision to cover its Luxembourg tax liability for the current year in the amount of $2,550.

Withholding Taxes — The Company is a foreign U.S. registered broker and dealer that trades exclusively for its own account. As such, the Company does not have a U.S. income tax liability; it is, however, subject to a withholding tax on certain of its dividend and interest income.

The Company has evaluated whether any unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*, are necessary and determined that no such matters exist as of October 31, 2012. The recognition and measurement of unrecognized tax benefits will be reevaluated when new information is available, if applicable, or when an event occurs that requires change.

8. COMMITMENTS AND CONTINGENT LIABILITIES

The Company maintains an operating lease for office space in Luxembourg. The lease commitment was for three years from February 2008 until February 2011. Thereafter, the lease renews quarterly until notice of cancellation is given. Lease payments are approximately $1.46 per month. In addition, there is a monthly rent allocation for the New York office space of approximately $5.93 per month.

9. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has a $100,000 subordinated loan agreement, renewable on February 13, 2015, with an affiliate, Royal Bank Holding Inc., a Canadian holding company. Under this agreement, the Company does not pay interest.

The Company has a $750,000 subordinated loan agreement, renewable on February 13, 2015, with an affiliate, RBC Capital Markets Arbitrage LLC, a U.S. single member limited liability company. Under this agreement, the Company must pay interest equal to the one-month floating LIBOR plus 155 basis points (1.76% at October 31, 2012).

All liabilities subordinated to claims of general creditors are covered by agreements approved by the FINRA and are thus available for computing the Company's net capital pursuant to the Uniform Net Capital Rule. To the extent that such liabilities are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain the greater of 2% of aggregate debit balances or minimum net capital, as defined, equal to $1,000. At October 31, 2012, the Company had net capital of $2,053,109, which was $2,052,109 in excess of the required minimum net capital.

Proprietary accounts held at a clearing broker (PAIB) are considered allowable assets in the net capital computation. Pursuant to an agreement between the Company and RBC CM LLC, RBC CM LLC is required to perform a computation for PAIB assets similar to the customer reserve computation.

11. FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts that approximate fair value.

Securities owned and securities sold, but not yet purchased are carried at fair value. Fair value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent securities, and valuation pricing models.

Similarly, the Company's short-term liabilities pursuant to bank loans and certain other payables are recorded at contracted amounts approximating fair value. Bank loans are callable at the discretion of the Bank and therefore the carrying amount approximates fair value. With respect to other payables, these instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly are not materially affected by changes in interest rates.

The book value of $750,000 of liabilities subordinated to claims of general creditors closely approximates fair value based upon market rates of interest available to the Company at October 31, 2012. The book value of $100,000 of liabilities subordinated to claims of general creditors is non-interest-bearing and the fair value is $99,951. The fair value is based on estimates using present-value techniques, which are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates.

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company maintains positions in a variety of financial instruments. Certain instruments, including equity derivative products, give rise to off-balance-sheet risk. Risk arises from changes in the value of the contracts ("market risk") and also from the potential inability of counterparties to perform under the terms of the contracts ("credit risk"). The Company attempts to control its exposure to market risk through use of a proprietary trading system that determines whether the market risk inherent in the Company's portfolios is within established limits.

Securities sold, but not yet purchased represent obligations of the Company to deliver specified securities at contracted prices, thereby creating an obligation to purchase the securities in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amounts recognized in the consolidated statement of financial condition.

ASC 815, *Derivatives and Hedging*, requires that all derivatives be recognized as either assets or liabilities and be measured at fair value. The Company buys and sells derivative financial instruments for trading purposes solely for its own account. Trading activities include: equities, fixed income, exchange-traded options and futures contracts on equities and equity indexes, and OTC derivative contracts with affiliates and third parties.

13. FAIR VALUE MEASUREMENT

Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy is broken down into three levels based on observability of inputs as follows:

Level 1 — Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Determination of fair value and the resulting hierarchy requires the use of observable market data whenever available. The classification of a financial instrument in the hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. Valuation adjustments that may be made to ensure that financial instruments are reported at fair value include:

- Credit valuation adjustments that represent the estimated fair value of the credit risk of the external counterparties.

- Credit valuation adjustments to reflect the Company's credit quality in the valuation of the Company's liabilities.

- Liquidity adjustments for financial instruments that are not quoted in an active market when the Company believes that the amount realized on sale may be less than the estimated fair value due to low trading volumes.

- Model and parameter adjustments to reflect the impact of use of unobservable model inputs. These adjustments are necessary when instruments are valued using model inputs which are not observable and are subject to significant management judgment.

A description of the valuation techniques and significant assumptions applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Securities Owned and Securities Sold, Not Yet Purchased:

Exempted Securities:

- U.S. Government Securities — U.S. Treasury securities are generally valued using quoted market prices, and depending on the level of market activity and transparency are categorized within Level 1 or Level 2 of the fair value hierarchy.

- U.S. Government Agencies — Valuations are based on both proprietary and industry-recognized models and discounted cash flow techniques. The most significant inputs to the valuation of these instruments include but are not limited to the level of interest rates and spreads, and prepayment rates. These securities are generally categorized within Level 2 of the fair value hierarchy.

Debt Securities:

- Corporate Bonds — The fair value of corporate bonds is estimated using executed transactions, market price quotations (where observable), bond spreads, or credit default swap spreads adjusted for any basis differences between cash and derivative instruments. Corporate bonds are categorized within Level 2 of the fair value hierarchy.

- Collateralized Mortgage and Asset Backed — Valuations are based on both proprietary and industry-recognized models and discounted cash flow techniques. The most significant inputs to the valuation of these instruments include but are not limited to the level of interest rates and spreads, prepayment rates, rates of delinquency, and default and loss expectations. These securities are categorized within Level 2 of the fair value hierarchy.

Other Securities:

- Listed Equity Securities — Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, they are categorized within Level 1 of the fair value hierarchy.

- Listed Interest Rate Futures Options — Listed interest rate futures that are actively traded are valued based on quoted prices from the exchange and are generally categorized within Level 1 of the fair value hierarchy.

- Listed Equity Options — Listed equity options that are actively traded are valued based on quoted prices from the exchange and are categorized within Level 1 of the fair value hierarchy. All other listed equity options are classified within Level 2 of the fair value hierarchy.

- OTC Derivatives — OTC derivatives contracts include interest rate swaps, credit default swaps, foreign exchange contracts, and equity forwards. Depending on the product and terms of the transaction, the fair value of the OTC derivative products can be either observed or modeled using a series of techniques using observable inputs. OTC derivative products are categorized within Level 2 of the fair value hierarchy.

The following table presents the financial instruments measured at fair value on a recurring basis as of October 31, 2012, categorized by the valuation hierarchy set out in ASC 820:

	Fair Value Measurements Using			
	Level 1	Level 2	Level 3	Assets/ Liabilities at Fair Value
Securities owned:				
Exempted securities:				
U.S. government	$ 11,534	$ 45,671	$	$ 57,205
U.S. government agencies		2,627,930		2,627,930
Debt securities:				
Corporate bonds		104,716		104,716
Collateralized mortgage and asset backed		150,178		150,178
Other securities:				
Listed equities	5,075,277	575		5,075,852
Listed interest rate futures options	5,003			5,003
Listed equity options	454	8,811		9,265
Total securities owned	5,092,268	2,937,881		8,030,149
OTC derivatives receivable:				
Credit default swaps		2,260		2,260
Interest rate swaps		4,659		4,659
Foreign exchange contracts		4,293		4,293
Cash collateral netting		(1,110)		(1,110)
Total OTC derivatives receivable		10,102		10,102
Total	$5,092,268	$2,947,983	$	$8,040,251
Securities sold, but not yet purchased:				
Exempted securities:				
U.S. government	$ 27,547	$ 32,454	$	$ 60,001
U.S. government agencies				
Debt securities:				
Corporate bonds		130,492		130,492
Collateralized mortgage and asset backed				
Other securities:				
Listed equities	517,459	510		517,969
Listed interest rate futures options	1,275			1,275
Listed equity options	338	26,126		26,464
Total securities sold, but not yet purchased	546,619	189,582		736,201
OTC derivatives payable:				
Credit default swaps		1,650		1,650
Interest rate swaps		22,242		22,242
Foreign exchange contracts		5,644		5,644
Cash collateral netting		(25,467)		(25,467)
Total OTC derivatives payable		4,069		4,069
Total	$ 546,619	$ 193,651	$	$ 740,270

14. SUBSEQUENT EVENTS

None.

******



Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281
USA

Tel: 212-436-2000
Fax: 212-436-5000
www.deloitte.com

December 26, 2012

RBC Capital Markets Arbitrage S.A.
Three World Financial Center
New York, NY 10281

In planning and performing our audit of the consolidated statement of financial condition of RBC Capital Markets Arbitrage S.A. & Subsidiary (the "Company") as of October 31, 2012 (on which we issued our report dated December 26, 2012 and such report expressed an unqualified opinion on the consolidated statement of financial condition), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP